Exhibit 99.4

ASML Announces Update of its Share Buyback Program

VELDHOVEN, the Netherlands, May 30, 2006 – ASML Holding NV (ASML) today announced progress in connection with its share buyback program disclosed on April 19, 2006 as follows:

•

To effect share repurchases under its buyback program, ASML enters into forward purchase transactions with a broker acting as principal. Under the terms of these transactions, the exact number of shares that are to be purchased by the broker and delivered to ASML, as well as timing of purchases, is left to the discretion of the broker, within pre-agreed ranges.

•	During the period from May 22 to May 26, 2006, ASML acquired 3,762,920 of its shares from the broker pursuant to the share buyback program, at an average price of EUR 15.70 per share.

•

The aggregate amount of shares bought back up to and including May 26, 2006 represents 25 percent of the announced objective of maximum EUR 400 million to be repurchased during the term of the program.

•	ASML’s share buyback program was announced on April 19, 2006 and will terminate on April 18, 2007.

•	ASML intends to cancel its repurchased shares.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

ASML

Tom McGuire

Vice President Communications

corpcom@asml.com

tel: +31.40.268.5758

fax: +31.40.268.3655 ASML

Angelique Paulussen

Senior Director Corporate Communications

corpcom@asml.com

tel: +31.40.268.6572

fax: +31.40.268.3655 ASML

Craig DeYoung

Vice President Investor Relations

craig.deyoung@asml.com

tel: +1.480.383.4005

fax: +1.480.383.3976 ASML

Franki D'Hoore

Director European Investor Relations

franki.dhoore@asml.com

tel: +31.40.268.6494

fax: +31.40.268.3655